SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 29 January 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






Dear Sirs



BP GROUP RESULTS FOR THE FOURTH QUARTER ENDED 31 DECEMBER 2002 AND QUARTERLY DIVIDEND ANNOUNCEMENT



I write to inform you that the Group results for the fourth quarter ended 31 December 2002 and the quarterly dividend will be announced through the Regulatory News Service at 10.00 a.m. (Greenwich Mean Time) on 11 February 2003.





Yours faithfully

BP p.l.c.





END


                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 29 January 2003                        /s/ D. J. PEARL
                                                   ............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary